

May 23, 2014

<u>Via E-mail</u>
Peter J. Ekberg, Esq.
Barnes & Thornburg LLP
225 South Sixth Street
Suite 2800
Minneapolis, MN 55402

    Re: **Scio Diamond Technologies Corporation**
          Revised Preliminary Consent Statement on Schedule 14A
          Filed May 15, 2014 by Thomas P. Hartness, et al.
          File No. 0-54529

          Soliciting materials filed pursuant to Exchange Act Rule 14a-12
          Filed April 18 and 24, 2014 by Thomas P. Hartness, et al.
          File No. 0-54529

          Schedule 13D Amendment No. 3
          Filed May 8, 2014
          Filed by Thomas P. Hartness Revocable Trust, et al.
          File No. 5-87042

Dear Mr. Ekberg:

       We have reviewed the above filings and related response letter and have the following additional comments.

Revised Preliminary Consent Solicitation Statement

General

1.   Please include disclosure in the consent solicitation statement noting Mr. McMahon's failure to sign the written statement attached as Exhibit A to your response letter dated May 14, 2014. Please include in such disclosure the contents of such statement, including that the filing person acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings.

Who is paying for the solicitation on behalf of Save Scio? Page 9

2.   It appears that some of the missing information in this section should already be known by the filing persons. Please revise to provide such information.

Proposal No. 3: Election of Directors, page 15

3.   We note your response to prior comment 14. Please correct the typos contained in this section. Specifically, the paragraphs following the summary of the business experience of Messrs. Mack, Brown, Kobrovsky and Smoak mistakenly refer to Mr. Wolkowitz in describing the respective nominee's attributes that led to the conclusion that such nominee should serve as a director of the Company.

Security Ownership of Certain Beneficial Owners and Management, page 25

4.   We note your response to prior comment 23. Reconcile the figures in footnote 1 in the letter to stockholders with the figures on pages 26 and 27. Specifically, each of these pages indicates that Save Scio beneficially owns 8,829,928 (letter to stockholders), 8,926,178 (page 26) and 8,861,178 (page 27) shares.

Procedural Instructions, page 29

5.   We note your response to prior comment 24 and we reissue the comment with respect to this section and the Consent itself.

Soliciting Materials Filed on April 18 and April 24, 2014

6.   We note your response to our prior comment 30 and have reviewed the supplemental materials provided to us under separate cover. We are unable to agree that you have provided a reasonable factual basis to make the following statements:
   - "Save Scio is disappointed that Scio Diamond Technology Corporation's (OTCBB: SCIO) Board of Directors is trying to *rob* stockholders of their ability to elect the management of their corporation by written consent;" (emphasis added)
   - "We want to reverse the continuing actions of the current Board *that have deprived the Company of any chance of success*;" (emphasis added)
   - "Scio has been run as *a personal piggy bank* by "Founders" Ed Adams and Robert Linares;" (emphasis added) and
   - "The *real trick in covering his tracks* was trying to keep the Apollo stockholders from suing by selling them cheap shares, and in the process wildly diluting existing Scio stockholders;" (emphasis added).

Please refrain from including such statements in future soliciting materials.

Schedule 13D

7.   We note your response to prior comment 32. Please advise why the disclosure in the tables at the forepart of Save Scio's amended Schedule 13D indicates that Mr. McPheely has shared, as opposed to sole, voting power and that the other holders have shared voting power. We note that Section 3 of the Voting Agreement referenced in our prior

comment indicates that each Group Member appointed Mr. McPheely its proxy and attorney-in-fact to vote or act by written consent during the term of the Voting Agreement. Please also revise Item 6 of Schedule 13D to include a description of the irrevocable proxy referenced in Section 3 of the Voting Agreement.

*   *   *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions